UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of December 2021
Commission File Number:  001-16601
FRONTLINE LTD.
(Translation of registrant's name into English)
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on November 29, 2021, reporting the Company’s results for the third quarter and nine months ended September 30, 2021.
This Report on Form 6-K, excluding the commentary of Lars H. Barstad and Inger M. Klemp, is hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 1, 2021	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

THIRD QUARTER 2021

29 November 2021

FRONTLINE LTD. REPORTS RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2021

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three and nine months ended September 30, 2021:

Highlights

•	Net loss of $33.2 million, or $0.17 per basic and diluted share for the third quarter of 2021.
•	Adjusted net loss of $35.9 million, or $0.18 per basic and diluted share for the third quarter of 2021.
•	Reported total operating revenues of $171.8 million for the third quarter of 2021.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2 tankers in the third quarter of 2021 were $10,500, $7,900 and $10,700 per day, respectively.
•
For the fourth quarter of 2021, we estimate spot TCE on a load-to discharge basis of $21,600 contracted for 79% of vessel days for VLCCs, $17,900 contracted for 72% of vessel days for Suezmax tankers and $16,000 contracted for 64% of vessel days for LR2 tankers.

•
Entered into senior secured term loan facilities in September and October 2021 for a total amount of up to $247.0 million to partially finance the acquisition of two 2019-built VLCCs, which were delivered to the Company in October and November of 2021, respectively, and the acquisition of two of the six resale VLCC newbuilding contracts.

•
Obtained financing commitments for senior secured term loan facilities in October and November 2021 for a total amount of up to $260.0 million to partially finance the acquisition of four of the six VLCC newbuilding contracts, which are subject to final documentation.

•
Entered into an agreement in November 2021 to sell four of its scrubber-fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million. The transaction is expected to generate net cash proceeds of approximately $67.0 million.

•	In November 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. by 12 months to May 2023.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS commented:

“The third quarter continued to be a challenging period for tanker owners. Global oil demand rose, but oil supply growth remained muted, resulting in one of the most demanding quarters on record for tankers. Global inventories were drawn throughout the period, albeit at a reduced pace compared to the immediately preceding quarter. Yet again Frontline has been reaping the benefits of running a ‘tight ship’, with what we believe to be industry low operational, financial, and administrative costs. In the current market, where oil prices and fuel costs have risen considerably, we believe having a modern, fuel-efficient fleet has proven advantageous. In the previous quarter I pointed to the fact that freight rates below operational cost, and in some cases negative for inefficient tonnage, is not sustainable. During the third quarter of the year, we finally started to see ship recycling accelerate. The fundamentals of this market remain the same; the global tanker fleet is aging rapidly, orderbooks are dwindling as global oil demand is about to grow beyond hundred million barrels per day. These factors combine to create a potentially potent cocktail for the recovery of the tanker market.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“In the third and fourth quarter we have entered into term loan facilities and obtained financing commitments at what we believe to be highly attractive terms for a total amount of up to $507.0 million to partially finance the acquisition of the two 2019-built VLCCs and the six VLCC newbuilding contracts. When factoring in the $33.4 million available under the term loan facility entered into in November 2020 to partially finance the delivery of the last LR2 tanker, we have established bank debt of up to $540.4 million. The Company has also raised gross proceeds of $51.2 million under the Equity Distribution Agreement and net cash proceeds after the repayment of bank debt of approximately $67.0 million through sale of four LR2 tankers. Following this the remaining commitments as per September 30, 2021 for Frontline’s newbuilding program consisting of one LR2 tanker and six VLCCs and for the acquisition of the two 2019-built VLCCs, is fully funded.

Through these new financings we reduce our borrowing cost and industry leading cash break even rates, providing significant operating leverage and sizeable returns during period of market strength and help protecting our cash flows during periods of market weakness.

The Company has also extended the terms of its senior unsecured revolving credit facility of up to $275.0 million by 12 months to May 2023, leaving Frontline with no loan maturities until 2023.”

Average daily time charter equivalents ("TCEs")1

($ per day)	Spot TCE						Spot TCE estimates	% Covered	Estimated average daily cash BE rates for the remainder of the year
	2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	2020	Q4 2021		2021
VLCC	14,900	10,500	15,000	19,000	17,200	54,500	21,600	79%	21,400
SMAX	11,300	7,900	11,000	15,200	9,800	35,600	17,900	72%	17,800
LR2	11,000	10,700	10,600	12,000	12,500	23,400	16,000	64%	14,100

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.
Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the fourth quarter of 2021 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.

Third Quarter 2021 Results

The Company reports a net loss attributable to the Company of $33.2 million for the quarter ended September 30, 2021 compared with a net loss of $26.6 million in the previous quarter. The adjusted net loss attributable to the Company2 was $35.9 million for the third quarter of 2021 compared with an adjusted net loss of $23.2 million in the previous quarter. The adjustments in the third quarter of 2021 consist of a $0.2 million gain on marketable securities, a $1.3 million amortization of acquired time charters, and a $1.2 million gain on derivatives. The increase in adjusted net loss from the previous quarter was driven by a decrease in our time charter equivalent earnings from $76.0 million in the previous quarter to $64.3 million in the current quarter, due to lower TCE rates and the recognition of a gain on marketable securities sold in the second quarter of $4.0 million. This was partially offset by a decrease in ship operating expenses of $3.2 million primarily as a result of lower drydocking costs.

2 This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest GAAP measure.

The Fleet

As of September 30, 2021, the Company’s fleet consisted of 69 vessels, with an aggregate capacity of approximately 12.2 million DWT:

(i)	63 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 21 LR2/Aframax tankers);
(ii)	two VLCCs that are under finance leases; and
(iii)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)

In September 2021, the Company took delivery of the LR2 tanker, Front Favour, from Shanghai Waigaoqiao Shipbuilding Company Limited ("SWS").

As of September 30, 2021, the Company had entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three-year time charters commencing in August 2019, at a daily base rate of $28,400 with a 50% profit share above the base rate. As of September 30, 2021, the charters have remaining contractual periods of approximately 11 months.

In June 2021, the Company entered into an agreement to acquire two scrubber-fitted, latest generation ECO-type VLCCs built in 2019 at Hyundai Heavy Industries (“HHI”) shipyard in South Korea for a total of $180.0 million. In the nine months ended September 30, 2021, the Company paid deposits of $18.0 million, leaving a remaining commitment of $162.0 million as of September 30, 2021. The vessels were delivered to the Company during the fourth quarter of 2021 and the Company drew down $117.0 million under its senior secured term loan facilities with SEB and KfW IPEX-Bank to partially finance the delivery.

In November 2021, the Company took delivery of the LR2 tanker, Front Feature, from SWS and drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure to partially finance the delivery.

In November 2021, Frontline announced that it has entered into an agreement whereby the Company will sell four of its scrubber-fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen Holding Ltd. (“Hemen”), our largest shareholder. The vessels are expected to be delivered to the new owners during the fourth quarter of 2021 and the first quarter of 2022. After repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $67.0 million, and the Company expects to record a total gain on sale, divided between the fourth quarter of 2021 and the first quarter of 2022, of approximately $11.2 million.

Newbuilding Program

As of September 30, 2021, the Company’s newbuilding program consisted of one LR2 tanker which was delivered in November 2021, and six VLCCs which are expected to be delivered during 2022 starting in the first quarter.

As of September 30, 2021, total installments of $115.7 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $497.4 million, of which we expect $60.0 million to be paid in 2021 and $437.4 million to be paid in 2022, of which $33.4 million and $390.0 million will be financed by committed term loan facilities.

Corporate Update

Pursuant to the Company’s stated dividend policy, the Board of Directors has decided not to pay a dividend for the third quarter of 2021. The Board of Directors remains committed to returning value to its shareholders through dividends, and the amount and timing of any future dividend payments will be in the discretion of the Board of Directors and based on both the Company’s results and its market expectations.

In July 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares).

Following such issuance, the Company had 198,031,321 ordinary shares outstanding as of September 30, 2021. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the third quarter of 2021 was 198,027,636.

In October 2021, 5,499,658 ordinary shares were issued pursuant to the Equity Distribution Agreement dated June 3, 2020, for combined gross proceeds of $51.2 million. Following such issuance, Frontline has an issued share capital of $203,530,979 divided into 203,530,979 ordinary shares.

Financing Update

In September and November 2021, the Company drew down $33.4 million per vessel under its senior secured term loan facility with CEXIM and Sinosure entered into in November 2020 to partially finance the delivery of the LR2 tankers, Front Favour and Front Feature, from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years commencing on the delivery date from the yard.

In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with SEB to partially finance the acquisition of the 2019-built VLCC, Front Driva. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery.

In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with KfW IPEX-BANK to partially finance the acquisition of the 2019-built VLCC, Front Nausta. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery.

In September 2021, the Company drew down $48.0 million under its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen, of which $18.0 million was to finance the deposits paid on the two 2019-built VLCCs. $65.3 million remains available and undrawn under this facility as of September 30, 2021.

In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB Bank ASA (“DNB”) to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In October 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In October 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from KfW IPEX-Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 18 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2023 and $209.7 million of the extended facility has been reclassified to long term debt as of September 30, 2021.

Covid-19 Update

Throughout the third quarter of 2021 one of our foremost priorities has been vaccinating our pool of seafarers to reduce the risk of harm to our crew from the COVID-19 pandemic. The combined efforts of our technical department and ship managers have resulted in improvements in the number of crew fully vaccinated. However, we continue to see numbers skewed by nationality and region. In the Philippines, we saw a large number of vaccine doses delivered in September. However, as these have been administered in Manila seafarers from the provinces still struggle to access doses, despite the commendable priority the government has put on seafarers joining vessels. Similarly, in Ukraine and Georgia supply chains have been challenged resulting in slower progress in these countries than we would have liked. We expect that the effects of regional scarcity of vaccines will be seen well into the fourth quarter and likely beyond to 2022. Together with our Ship Managers we have therefore ensured that crew have been able to take the opportunity to be vaccinated whilst onboard whenever vessels have called ports with such access. As a result, we have had several vessels where all crew members have been vaccinated in the US and more recently when calling at ports in Europe.

Overall, the efforts to vaccinate our seafarers have resulted in a steady increase in the numbers of crew who are fully, or partially, vaccinated. We expect to see 75 to 80 percent of our pool of seafarers fully vaccinated by the end of 2021.

As predicted the tanker market in the third quarter of 2021 has been impacted by the pandemic in connection with significant restrictions on crew change and the movement of people across borders. The challenges faced arise from local governments, local ports and terminals all taking individual approaches to safeguarding their communities. This results in many criteria that must be met to be able to successfully complete a crew change. As these criteria change frequently and with little warning, we are grateful to our technical department and the ship managers who continue daily monitoring and coordination to ensure crew can return home as well as join onboard safely.

In the third quarter we had COVID-19 related additional crew change costs of $1.6 million for approximately 800 seafarers who were repatriated.

ESG Update

At Frontline we realize that one way or another, the cost of emitting carbon dioxide will rise, impacting all businesses. The drive for increased fuel-efficiency and the quest for lower-carbon and alternative fuels in shipping will accelerate. TFG Marine, a joint venture bunker company launched by Trafigura, Frontline, and Golden Ocean, conducted successful trials of a low carbon marine biofuel in 2021. Frontline is also actively engaging authorities on engine and hull design as well as closely following new initiatives on various carbon reducing or even capturing technology, as a result of our ongoing decarbonization project. Notwithstanding the foregoing, Frontline is fortunate to be running a modern, very efficient fleet and by our estimation we are very well positioned in respect of the upcoming EEDI/EEXI classification framework introduced by IMO. Preliminary studies leave the majority of the Frontline fleet with an ‘A’ rating, with a small number of vessels marginally in the ‘B’ bracket.

Tanker Market Update

Global oil consumption averaged 98.6 million barrels per day ("mbpd") during the third quarter of 2021 according to the Energy Information Administration (“EIA”), 1.9 mbpd higher than in the second quarter of 2021. Global oil supply increased by 2.0 mbpd during the third quarter, averaging 96.8 mbpd. World oil balances indicate we continued to draw from crude oil inventories during the third quarter, at a rate of 1.8 mbpd, 0.1 mbpd less than in the second quarter of 2021. During the third quarter of 2021 the Organization of Economic Co-operation and Development (“OECD”) countries and in particular European countries, experienced the most pronounced recovery in demand. Non-OECD and Asian countries observed a more muted recovery as COVID-19 related measures continued to depress activity in these regions.

The dominant market intelligence narrative during the third quarter of this year was the rally in global energy prices. Electricity, coal, and gas prices all skyrocketed to new daily records, in turn impacting other energy intensive commodities such as copper, fertilizer and aluminum. Oil is an excellent energy carrier, adjusted for efficiency, both coal and gas prices far outstripped oil prices, even as oil prices rose above $85 a barrel for Brent. Coal-to-gas switching has been discussed in the energy markets for almost a decade, but during the third quarter this year, the discussion moved towards the potential of gas-to-oil switching and coal-to-oil switching as oil became the most economical feedstock for power generation. The potential for such switching is very much an unknown as the global population of diesel generators and oil energy plants (most of which have been de-commissioned) has been ignored as a significant oil demand component for over a decade. However, analysts estimate incremental crude oil demand from this factor to amount to between 0.5 to 1.5 mbpd as we enter winter in the Northern hemisphere. The foregoing does not factor in the normal seasonal pattern of increased demand.

Reputable industry analysts posit that we are at the dawn of a ‘commodity super-cycle’ or ‘the revenge of the old economy’. The last similar ‘super-cycle’ took place between 2003 and 2008. As many will remember, this period was quite rewarding for tanker owners and their investors. The argument underpinning the expected cyclical turn is the lack of investment in the future production of hydrocarbon-based energy and raw materials, all while economies worldwide sanction the largest fiscal stimulus packages seen in history. Shipping plays an integral role in this equation, including directly, as steel and fuel prices dictate the cost of building a vessel, the value of existing tonnage and the cost of running a vessel. We believe shipping in general, and tankers specifically, will be an important piece in the value chain, as we anticipate the demand for the transportation of goods is set to increase going forward.

We believe the tanker market has for a time now seen underinvestment. According to industry sources, in the VLCC, Suezmax and LR2 segments of the current tanker fleet, an average of 6.7% of the fleet is already older than 20 years in age. The total orderbook for this bracket of tonnage amounts to 8.6% of the existing fleet, but by the time this orderbook is delivered, an additional 6.9% of these vessels will have passed the 20-year mark meaning a 8.6% orderbook shall cater for a potential fleet reduction of 13.6%. Looking at the VLCC segment in isolation, this phenomenon is even more pronounced as the orderbook stands at 8.5% of the existing fleet, while 14.4% of the VLCC fleet will be over 20 years by the time these orders reach the market. One main counterargument to the foregoing is the contention that recycling has thus far not made meaningful change to the fleet. However, we are starting to see the early signs of recycling activity picking up in tankers, with approximately 2% of the total tanker fleet reported recycled year to date according to industry sources.

We are now on the doorsteps of a historically strong period for tankers seasonally. Global oil inventories are reported to be at multi-year lows in the face of firm demand growth. Tanker rates have gradually risen since August, but we have yet to see the violent spikes in rates seen in years past in the tanker industry. At Frontline we remain confident in the recovery of the tanker markets, and we continue to strive to position the Company for sizeable returns as this story unfolds.

Conference Call and Webcast

On November 29, 2021 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 210 33922
Norway Toll Free	800 10393
Std International	+44 (0) 203 009 5709
UK	0844 493 6766
UK Toll Free	0 800 694 1461
USA	+1 646 787 1226
USA Toll Free	866 280 1157
Conference ID	8874596

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	8874596

Participant information required: Full name & company

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus ("COVID-19"), and their impacts on the demand for seaborne transportation of petroleum products, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies, the impact of port or canal congestion and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 28, 2021

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Tor Svelland - Director
James O'Shaughnessy - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 37
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2021

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2020 Jul-Sep	2021 Jul-Sep	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $, except per share data)	2021 Jan-Sep	2020 Jan-Sep	2020 Jan-Dec
247,410	171,825	Total operating revenues	535,834	1,046,314	1,221,187

(1,313)	278	Other operating gain (loss)	1,411	22,906	29,902

69,595	102,864	Voyage expenses and commission	279,804	278,858	353,098
3,827	(991)	Contingent rental (income) expense	(2,615)	12,097	14,568
52,775	45,562	Ship operating expenses	133,716	132,606	183,063
2,556	—	Charter hire expenses	2,593	7,010	9,557
10,456	6,452	Administrative expenses	20,782	31,060	44,238
35,931	37,454	Depreciation	109,188	102,656	138,770
175,140	191,341	Total operating expenses	543,468	564,287	743,294
70,957	(19,238)	Net operating income (loss)	(6,223)	504,933	507,795
58	26	Interest income	109	655	705
(16,104)	(15,222)	Interest expense	(44,634)	(56,963)	(72,160)
137	219	Gain (loss) on marketable securities	8,134	(4,406)	(2,491)
(1,380)	—	Share of results of associated company	(724)	(2,808)	(4,424)
2,827	(184)	Foreign currency exchange gain (loss)	(201)	1,699	2,035
628	1,215	Gain (loss) on derivatives	12,204	(21,117)	(18,577)
(11)	(7)	Other non-operating items	369	128	109
57,112	(33,191)	Net income (loss) before income taxes and non-controlling interest	(30,966)	422,121	412,992
14	(15)	Income tax benefit (expense)	24	61	14
57,126	(33,206)	Net income (loss)	(30,942)	422,182	413,006
(58)	—	Net income attributable to non-controlling interest	—	(121)	(131)
57,068	(33,206)	Net income (loss) attributable to the Company	(30,942)	422,061	412,875
$0.29	$(0.17)	Basic earnings (loss) per share attributable to the Company	$(0.16)	$2.17	$2.11
$0.29	$(0.17)	Diluted earnings (loss) per share attributable to the Company	$(0.16)	$2.13	$2.09

2020 Jul-Sep	2021 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2021 Jan-Sep	2020 Jan-Sep	2020 Jan-Dec

57,126	(33,206)	Net income (loss)	(30,942)	422,182	413,006
(9)	(26)	Foreign exchange loss	(50)	(45)	(130)
(9)	(26)	Other comprehensive (loss)	(50)	(45)	(130)
57,117	(33,232)	Comprehensive income (loss)	(30,992)	422,137	412,876

58	—	Comprehensive income attributable to non-controlling interest	—	121	131
57,059	(33,232)	Comprehensive income (loss) attributable to the Company	(30,992)	422,016	412,745
57,117	(33,232)	Comprehensive income (loss)	(30,992)	422,137	412,876

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Sep 30 2021	Dec 31 2020
ASSETS
Current assets
Cash and cash equivalents	122,055	174,721
Restricted cash	—	14,928
Marketable securities	2,892	2,639
Marketable securities pledged to creditors	—	5,835
Other current assets	195,543	180,196
Total current assets	320,490	378,319

Non-current assets
Newbuildings	117,604	48,498
Vessels and equipment, net	3,355,276	3,307,144
Vessels under finance lease, net	47,058	53,518
Right of use assets under operating leases	4,173	8,426
Goodwill	112,452	112,452
Investment in associated company	555	1,279
Loan notes receivable	1,388	1,388
Prepaid consideration	18,000	—
Other long-term assets	11,437	7,197
Total non-current assets	3,667,943	3,539,902
Total assets	3,988,433	3,918,221

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	166,728	167,082
Current portion of obligations under finance lease	7,464	7,810
Current portion of obligations under operating lease	1,118	4,548
Other current liabilities	92,160	101,921
Total current liabilities	267,470	281,361

Non-current liabilities
Long-term debt	2,091,505	1,968,924
Obligations under finance lease	43,009	48,467
Obligations under operating lease	3,379	4,177
Other long-term liabilities	915	3,739
Total non-current liabilities	2,138,808	2,025,307

Commitments and contingencies
Equity
Frontline Ltd. equity	1,582,627	1,612,025
Non-controlling interest	(472)	(472)
Total equity	1,582,155	1,611,553
Total liabilities and equity	3,988,433	3,918,221

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2020 Jul-Sep	2021 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2021 Jan-Sep	2020 Jan-Sep	2020 Jan-Dec
		OPERATING ACTIVITIES
57,126	(33,206)	Net income (loss)	(30,942)	422,182	413,006
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
37,281	38,566	Depreciation and amortization of deferred charges	112,926	106,882	144,394
—	—	Other operating gain	—	(19,764)	(19,763)
(1,272)	(1,271)	Amortization of acquired time charters	(3,773)	(2,751)	(4,022)
3,827	(991)	Contingent rental (income) expense	(2,615)	12,097	14,568
—	—	Finance lease payments received	—	438	438
—	—	Gain on sale of SeaTeam	—	—	(6,928)
(137)	(219)	(Gain) loss on marketable securities	(8,134)	4,405	2,491
1,380	—	Share of results of associated company	724	2,807	4,424
(2,205)	(2,686)	(Gain) loss on derivatives	(16,532)	19,329	15,145
(3,862)	434	Other, net	92	(4,984)	(4,605)
39,950	(4,152)	Change in operating assets and liabilities	(14,054)	36,955	44,910
132,088	(3,525)	Net cash provided by (used in) operating activities	37,692	577,596	604,058

		INVESTING ACTIVITIES
(29,044)	(36,850)	Additions to newbuildings, vessels and equipment	(218,830)	(181,890)	(190,568)
(1,818)	—	Proceeds from sale of vessels and equipment	—	24,738	24,738
—	—	Investment in associated company	—	(750)	(750)
—	—	Net cash inflow (outflow) on sale of subsidiary	2,813	—	(14,140)
—	—	Cash outflow on issuance of loan to associated company	—	(1,500)	(1,500)
—	—	Marketable securities acquired	(357)	—	—
—	—	Trafigura asset acquisition	—	(533,748)	(533,748)
—	(18,000)	Prepaid consideration	(18,000)	—	—
—	—	Proceeds from sale of marketable securities	14,074	—	—
(30,862)	(54,850)	Net cash used in investing activities	(220,300)	(693,150)	(715,968)

		FINANCING ACTIVITIES
2,621	81,422	Proceeds from debt	253,446	652,894	1,376,997
(29,878)	(41,190)	Repayment of debt	(131,813)	(179,610)	(921,751)
(1,364)	(979)	Repayment of finance leases	(4,178)	(9,348)	(11,214)
—	684	Net proceeds from issuance of shares	684	5,825	5,825
—	—	Lease termination receipts, net	—	3,186	3,186
(5,677)	(1,008)	Debt fees paid	(3,125)	(11,751)	(16,471)
(97,358)	—	Dividends paid	—	(312,389)	(312,389)
(131,656)	38,929	Net cash provided by (used in) financing activities	115,014	148,807	124,183

(30,430)	(19,446)	Net change in cash and cash equivalents and restricted cash	(67,594)	33,253	12,273
241,059	141,501	Cash and cash equivalents and restricted cash at start of period	189,649	177,376	177,376
210,629	122,055	Cash and cash equivalents and restricted cash at end of period	122,055	210,629	189,649

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2021 Jan-Sep	2020 Jan-Sep	2020 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	197,692,321	196,894,321	196,894,321
Shares issued	339,000	798,000	798,000
Balance at end of period	198,031,321	197,692,321	197,692,321

SHARE CAPITAL
Balance at beginning of period	197,692	196,894	196,894
Shares issued	339	798	798
Balance at end of period	198,031	197,692	197,692

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	402,021	397,210	397,210
Stock compensation expense	(338)	(216)	(216)
Shares issued	1,593	5,027	5,027
Balance at end of period	403,276	402,021	402,021

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,070,688	1,070,688
Cash dividends	—	(66,594)	(66,594)
Balance at end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	200	330	330
Other comprehensive loss	(50)	(45)	(130)
Balance at end of period	150	285	200

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	8,018	(155,146)	(155,146)
Net income (loss) attributable to the Company	(30,942)	422,061	412,875
Cash dividends	—	(249,711)	(249,711)
Balance at end of period	(22,924)	17,204	8,018

EQUITY ATTRIBUTABLE TO THE COMPANY	1,582,627	1,621,296	1,612,025

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	232	232
Net income attributable to non-controlling interest	—	121	131
Adjustment on sale of subsidiary	—	—	(835)
Balance at end of period	(472)	353	(472)
TOTAL EQUITY	1,582,155	1,621,649	1,611,553

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 18, 2021.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2021 Jan-Sep	2020 Jan-Sep	2020 Jan-Dec
Net income (loss) attributable to the Company	(30,942)	422,061	412,875

(in thousands)
Weighted average number of ordinary shares	197,805	194,947	195,637
Dilutive effect of contingently returnable shares	—	2,727	2,042
Dilutive effect of share options	—	150	129
Denominator for diluted earnings per share	197,805	197,824	197,808

4. NEWBUILDINGS

The Company took delivery of three LR2 tankers, Front Fusion, Front Future and Front Favour from SWS in March, April and September 2021, respectively.

As of September 30, 2021, the Company’s newbuilding program consisted of one LR2 tanker which was delivered in November 2021, and six VLCCs which are expected to be delivered during 2022 starting in the first quarter.

As of September 30, 2021, total installments of $115.7 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $497.4 million, of which we expect $60.0 million to be paid in 2021 and $437.4 million to be paid in 2022, of which $33.4 million and $390.0 million will be financed by committed term loan facilities.

5. DEBT

In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2022. In the nine months ended September 30, 2021, the Company drew down $149.7 million under the facility to finance installments for the six VLCCs under construction, the deposits on two 2019-built VLCCs and for general corporate purposes. $65.3 million remains available and undrawn under this facility as of September 30, 2021.

The Company drew down $33.4 million in March 2021, $33.4 million in April 2021 and $33.4 million in September 2021 under its senior secured term loan facility of up to $133.7million with CEXIM and Sinosure to partially finance the delivery of three LR2 tankers, Front Fusion, Front Future, and Front Favour, respectively, from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years commencing on the delivery date from the yard. $33.4 million remains available and undrawn under this facility as of September 30, 2021.

In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with SEB to partially finance the acquisition of the 2019-built VLCC, Front Driva. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery.

In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with KfW IPEX-BANK to partially finance the acquisition of the 2019-built VLCC, Front Nausta. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery.

6. MARKETABLE SECURITIES

As of December 31, 2020, the Company held 1,270,657 shares of Golden Ocean Ltd. ("Golden Ocean"), of which 1,260,358 were held as marketable securities pledged to creditors ("the shares"). In December 2020, the Company entered into a forward contract to repurchase the shares in March 2021 for $6.2 million.

In March 2021, the Company repurchased the Golden Ocean shares and subsequently sold them for proceeds of $9.8 million. Simultaneously, the Company entered into a forward contract to repurchase the shares in June 2021 for $9.8 million and received net cash proceeds of $3.6 million in connection therewith, after adjustment for foreign exchange differences. The net cash proceeds were treated as a drawdown of debt in the Condensed Consolidated Statement of Cash Flows.

In June 2021, the Company repurchased the Golden Ocean shares and subsequently sold them for proceeds of $13.4 million. The repurchase of the shares for $9.8 million was treated as a settlement of debt in the Condensed Consolidated Statement of Cash Flows.

In the nine months ended September 30, 2021, the Company recognized a gain on marketable securities sold of $7.6 million in relation to the Golden Ocean shares.

In April 2021, the Company purchased 55,959 Golden Ocean shares in connection with the exercise of subscription rights in the subsequent offering for $0.4 million. In June 2021, the Company sold these shares for proceeds of $0.7 million, resulting in a gain on marketable securities sold of $0.3 million in the nine months ended September 30, 2021.

In the nine months ended September 30, 2021, the Company recognized an unrealized gain of $0.5 million in relation to the marketable securities still held as of September 30, 2021, none of which were held as marketable securities pledged to creditors as of this date.

7. SHARE CAPITAL

In July 2021, the Company issued 339,000 ordinary shares under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares).

Following such issuance, the Company had an issued share capital as of September 30, 2021, of $198,031,321 divided into 198,031,321 ordinary shares (December 31, 2020: $197,692,321 divided into 197,692,321 ordinary shares) of $1.00 par value each.

8. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen (the Company's largest shareholder) and companies associated with Hemen have a significant interest: SFL Corporation Ltd. (“SFL”), Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd and Avance Gas. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

As of September 30, 2021, the Company leased two of its vessels from SFL. The Company pays SFL profit share based on the earnings of these vessels. Profit share arising in the nine months ended September 30, 2021 was $0.3 million, which was $2.6 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.

In the nine months ended September 30, 2021, the Company chartered four of its vessels to an affiliate of Hemen, of which one was a time charter with an initial term of 8 months. The Company recognized revenue of $1.4 million in relation to these charters in the nine months ended September 30, 2021.

The Company accounts for its 15% of the share capital of TFG Marine under the equity method. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $171.3 million to TFG Marine in the nine months ended September 30, 2021, and $18.4 million remained due as of September 30, 2021.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

9. COMMITMENTS AND CONTINGENCIES

As of September 30, 2021, the Company’s newbuilding program consisted of one LR2 tanker which was delivered in November 2021, and six VLCCs which are expected to be delivered during 2022 starting in the first quarter.

As of September 30, 2021, total installments of $115.7 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $497.4 million, of which we expect $60.0 million to be paid in 2021 and $437.4 million to be paid in 2022, of which $33.4 million and $390.0 million will be financed by committed term loan facilities.

The Company has entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the Company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT. As of September 30, 2021, the remaining commitments amounted to $9.0 million, all of which is expected to be paid in 2021.

As of September 30, 2021, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of September 30, 2021, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at September 30, 2021.

In June 2021, the Company entered into an agreement to acquire two scrubber-fitted, latest generation ECO-type VLCCs built in 2019 at Hyundai Heavy Industries shipyard in South Korea for a total of $180.0 million. In the nine months ended September 30, 2021, the Company paid deposits of $18.0 million and the remaining commitment was $162.0 million as of September 30, 2021. The vessels were delivered during the fourth quarter of 2021 and the Company drew down $117.0 million under its senior secured term loan facilities with SEB and KfW IPEX-Bank to partially finance the delivery.

10. SUBSEQUENT EVENTS

In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In October 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In October 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from KfW IPEX-Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 18 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2023 and $209.7 million of the extended facility has been reclassified to long term debt as of September 30, 2021.

In October 2021, the Company took delivery of the 2019-built VLCC, Front Driva, from HHI and drew down $58.5 million under its senior secured term loan facility with SEB to partially finance the delivery.

In November 2021, the Company took delivery of the 2019-built VLCC, Front Nausta, from HHI and drew down $58.5 million under its senior secured term loan facility with KFW IPEX-BANK to partially finance the delivery.

In November 2021, the Company took delivery of the LR2 tanker, Front Feature, from SWS and drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure to partially finance the delivery.

In October 2021, the Financial Supervisory Authority approved the payment by Den Norske Krigsforsikring for Skib (“DNK”), the Norwegian Shipowners Mutual War Risk Insurance Association, of a distribution to its members of approximately $300.0 million. Frontline’s share of the distribution is estimated to be approximately $17.8 million, before tax, and is expected to be received in the fourth quarter of 2021.

In October 2021, 5,499,658 ordinary shares were issued pursuant to the Equity Distribution Agreement dated June 3, 2020, for combined gross proceeds of $51.2 million. Following such issuance, Frontline has an issued share capital of $203,530,979 divided into 203,530,979 ordinary shares.

In November 2021, the Company entered into an agreement to sell four of its scrubber-fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder. The vessels are expected to be delivered to new owners during the fourth quarter of 2021 and the first quarter of 2022. The Company expects to record a total gain on sale, divided between the fourth quarter of 2021 and the first quarter of 2022, of approximately $11.2 million.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted net income (loss) attributable to the Company

This press release describes adjusted net income (loss) attributable to the Company and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.

(in thousands of $)	YTD 2021	Q3 2021	Q2 2021	Q1 2021	FY 2020	Q4 2020
Adjusted net income (loss) attributable to the Company
Net income (loss) attributable to the Company	(30,942)	(33,206)	(26,631)	28,895	412,875	(9,187)
Add back:
Loss on marketable securities	—	—	—	—	5,397	—
Share of losses of associated companies	789	—	789	—	5,658	1,617
Loss on derivatives	4,721	—	4,721	—	21,746	—

Less:
Gain on sale of subsidiary	—	—	—	—	(6,928)	(6,928)
Gain on derivatives	(16,925)	(1,215)	—	(15,710)	(3,169)	(2,541)
Gain on marketable securities (1)	(4,134)	(219)	(813)	(3,102)	(2,906)	(1,914)
Share of results of associated company	(65)	—	—	(65)	(1,234)	—
Amortization of acquired time charters	(3,773)	(1,271)	(1,258)	(1,244)	(3,801)	(1,271)
Gain on settlement of claim	—	—	—	—	(1,800)	—
Gain on termination of lease	—	—	—	—	(4,234)	—
Adjusted net income (loss) attributable to the Company	(50,329)	(35,911)	(23,192)	8,774	421,604	(20,224)
(in thousands)
Weighted average number of ordinary shares	197,805	198,028	197,692	197,692	195,637	197,692
Denominator for diluted earnings (loss) per share	197,805	198,028	197,692	197,775	197,808	197,692

(in $)
Basic earnings (loss) per share	(0.16)	(0.17)	(0.13)	0.15	2.11	(0.05)
Adjusted basic earnings (loss) per share	(0.25)	(0.18)	(0.12)	0.04	2.16	(0.10)
Diluted earnings (loss) per share	(0.16)	(0.17)	(0.13)	0.15	2.09	(0.05)
Adjusted diluted earnings (loss) per share	(0.25)	(0.18)	(0.12)	0.04	2.13	(0.10)

(1) In the second quarter of 2021, the Company recognized a gain on marketable securities of $4.8 million of which the net proceeds from the sale of 1.3 million shares in Golden Ocean of $4.0 million was excluded from the adjusted net loss for the period.

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2021	Q3 2021	Q2 2021	Q1 2021	FY 2020	Q4 2020
Total operating revenues	535,835	171,825	170,018	193,991	1,221,187	174,873

less
Voyage expenses and commission	(279,807)	(102,866)	(90,063)	(86,878)	(353,098)	(74,240)
Other non-vessel items	(14,146)	(4,694)	(3,967)	(5,484)	(27,431)	(5,826)
Total TCE	241,882	64,265	75,988	101,629	840,658	94,807

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2021	Q3 2021	Q2 2021	Q1 2021	FY 2020	Q4 2020
Time charter TCE (in thousands of $)
VLCC	8,235	—	841	7,394	40,175	14,413
Suezmax	38,756	13,053	12,947	12,756	50,650	12,992
LR2	3,230	—	—	3,230	13,131	3,637
Total Time charter TCE	50,221	13,053	13,788	23,380	103,956	31,042

Spot TCE (in thousands of $)
VLCC	69,599	16,173	23,162	30,264	334,314	26,594
Suezmax	66,673	15,953	21,253	29,467	262,517	18,113
LR2	55,389	19,086	17,785	18,518	139,871	19,058
Total Spot TCE	191,661	51,212	62,200	78,249	736,702	63,765

Total TCE	241,882	64,265	75,988	101,629	840,658	94,807

Spot days (available days less offhire days)
VLCC	4,675	1,543	1,539	1,593	6,139	1,550
Suezmax	5,901	2,019	1,940	1,942	7,383	1,855
LR2	5,014	1,783	1,683	1,548	5,981	1,524

Spot TCE per day (in $ per day)
VLCC	14,900	10,500	15,000	19,000	54,500	17,200
Suezmax	11,300	7,900	11,000	15,200	35,600	9,800
LR2	11,000	10,700	10,600	12,000	23,400	12,500

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.